GEMPLUS INTERNATIONAL S.A.
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg
Via Facsimile: +1 (202) 772-9205
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Attention: Robert S. Littlepage, Jr.

Re:	Gemplus International S.A. (the “Company”) Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005 File No. 000-31052
Dear Mr. Littlepage:
Thank you for the comments delivered by letter from your offices of August 31, 2005. The Company is attending to the preparation of its responses.
This letter is to confirm our conversation of yesterday in which we agreed that the Company would be transmitting its responses to the comments from your offices by September 28, 2005. We also agreed that the Company will advise you if it appears we will need any additional time beyond that date.
Should there be any questions, please also feel free to contact me at my office in Geneva, Switzerland, at the following numbers: tel: +41 225445082; mob: +41 787702285; fax: +41225445020.
Thank you.
Very truly yours,
/s/
Jason S. Cohen
Assistant General Counsel
Gemplus International S.A.